LIST OF SUBSIDIARIES

Name of Subsidiary	Jurisdiction of Formation	Percent Beneficially Owned
Nice Enterprise Trading H.K. Co., Ltd.	Hong Kong	100%
Shishi Rixiang Marine Foods Co., Ltd.	PRC	100%
Shishi Huabao Mingxiang Foods Co., Ltd.	PRC	100%
Shishi Huabao Jixiang Water Products Co., Ltd.	PRC	100%